Exhibit 99.(j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference into the Private Placement Memorandum and Statement of Additional Information in the Post-Effective Amendment to the Registration Statement on Form N-1A of the Baillie Gifford Emerging Markets Fund, a series of shares of beneficial interest of Baillie Gifford Funds, of our report dated January 19, 2007 on the financial statements and financial highlights included in the December 31, 2006 Annual Report to the Shareholders of the above referenced fund.

We further consent to the references to our firm under the headings “Independent Registered Public Accounting Firm” in the Private Placement Memorandum and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information.

/s/ Briggs, Bunting & Dougherty, LLP
BRIGGS, BUNTING & DOUGHERTY, LLP

Philadelphia, Pennsylvania

April 27, 2007